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                                                                Exhibit 99(a)(9)


                                   [SULZER LETTERHEAD]


FOR IMMEDIATE RELEASE
---------------------
Larry Panitz, Investor Relations  409/848-4180
T.C. Selman II, Public Relations  409/848-4097




        SULZER MEDICA LTD ANNOUNCES HART-SCOTT-RODINO CLEARANCE

ANGLETON, TX: (January 5, 1998)-Sulzer Medica Orthopedics Acquisition Corp., an indirect, wholly owned subsidiary of Sulzer Medica Ltd, has announced that it received today notification of the early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to its $52.00 per share cash tender offer for Spine-Tech, Inc. announced on December 16, 1997. Sulzer Medica said that the early termination became effective as of Wednesday, December 31, 1997. Accordingly, Sulzer Medica's tender offer has been cleared by all applicable governmental authorities regulating antitrust concerns.

Sulzer Medica's tender offer is scheduled to expire at 12:00 Midnight, New York City time, on Wednesday, January 21, 1998.

Sulzer Medica Ltd, with sales of approximately 1 billion USD, currently employs more than 4800 people worldwide. Sulzer Medica Ltd is focused on the development of implantable medical devices and biomaterials for the cardiovascular and orthopedics markets worldwide. The company's products include heart valves, pacemakers, defibrillators, ablation catheters, vascular grafts, artificial knees, hips, shoulders, and dental implants. (Zurich Stock Exchange: SMEN; NYSE: SM)




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